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EXHIBIT 99.3

Barington Capital Group, L.P.	Esopus Creek Advisors LLC
888 Seventh Avenue	500 Fifth Avenue
New York, New York 10019	New York, New York 10110

January 2, 2008

The Board of Directors

Syms Corp

Syms Way

Secaucus, New Jersey 07094

To the Board of Directors of Syms Corp:

We are representatives of a group of stockholders that owns over 9.7% of the outstanding shares of Syms Corp. As long-term investors in the Company, we are extremely displeased with the Company’s recent decision to deregister its common stock under the federal securities laws and delist from the New York Stock Exchange (NYSE), as it is clear to us that such actions will destroy shareholder value for the Company’s public stockholders. This is evident from the impact the announcement has had on the Company’s stock price: since the Company disclosed the contemplated delisting and deregistration in its Form 8-K filing on December 21, 2007, Syms’ common stock has fallen by over 11%, destroying more than $27 million in market capitalization.

The reasons for this precipitous decline are straightforward. First, deregistration will suspend the Company’s obligation to make routine public filings with the Securities and Exchange Commission (SEC). This will significantly harm stockholders as they will no longer be assured access to detailed financial and other information concerning their investment on a continuing basis (other than members of the Syms family who would have access to such information as members of the Company’s management team). We take little comfort from the Company’s assertion that it “intends” to make information available to the market (including audited financial statements) that is “generally equivalent” to that previously made in its filings with the SEC. If this is truly the case, then what is the need, or the benefit to stockholders, for deregistering?

Second, the delisting of the Company’s common stock from a major exchange will negatively impact its liquidity, regardless of whether the shares will be available for trading on the pink sheets. In our view, the costs to the Company’s stockholders of these destructive actions will not even begin to be offset by the estimated $750,000 in annual savings. While we are generally supportive of efforts to reduce expenses, we are surprised that the Board would consider cutting costs in areas that are so damaging to the public stockholders that it has a fiduciary duty to protect. As an alternative, we recommend that the Board consider listing the Company’s common stock on the Nasdaq Stock Market, which is generally less costly than the NYSE, as well as explore ways to reduce operating expenses and monetize the Company’s valuable real estate holdings.

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While the Company may currently have less than 300 stockholders of record, it is our understanding that there are more than 1,000 beneficial stockholders, most of them choosing to hold their shares in “street name” through a bank or brokerage firm. Following our receipt of the Company’s December 21, 2007 Form 8-K filing, we have begun the process of registering some of our shareholdings in our names, and encourage other stockholders to do the same as the Company may not deregister if it has 300 or more stockholders of record. Despite the minor inconvenience to us and our fellow stockholders of having to register all or a portion of our shares, we believe it is worth the effort if it prevents the Company from taking actions that would be harmful to our mutual interests as investors in a publicly traded company.

In light of the disproportionately negative impact the delisting and deregistration of the Company’s common stock would have on its public stockholders, we strongly urge the Board to reconsider its decision. We would appreciate the opportunity to discuss our concerns in more detail with the Company’s independent directors as soon as possible. Please let us know when they are available to meet with us.

Sincerely,

/s/ James A. Mitarotonda	/s/ Andrew L. Sole
James A. Mitarotonda	Andrew L. Sole
Chairman and CEO	Managing Member
Barington Capital Group, L.P.	Esopus Creek Advisors LLC

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